Exhibit 99.1

BAYTEX TO PRESENT AT THE SCOTIA HOWARD WEIL ENERGY CONFERENCE

CALGARY, ALBERTA (March 1, 2023) – Baytex Energy Corp. (TSX, NYSE: BTE) is pleased to announce that Eric Greager, President and CEO, will be presenting at the Scotia Howard Weil Energy Conference on Tuesday March 7, 2023 at 2:00 pm EST. Interested parties can listen to the webcast by registering at the following URL:

https://wsw.com/webcast/bns36/bte/1523268

A replay will be available on the Baytex website, www.baytexenergy.com, for three months following the presentation.

Baytex Energy Corp. is an energy company based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Baytex’s common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Vice President, Capital Markets

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com